Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Crown PropTech Acquisitions (the Company) on Amendment No. 1 to Form S-4 of our report dated January 15, 2021, except for the first paragraph of Note 7 as to which date is February 10, 2021, which includes an explanatory paragraph as to the Company’s ability as a going concern, with respect to our audit of the financial statements of Crown PropTech Acquisitions as of December 31, 2020 and for the period from September 24, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

February 10, 2022